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                                                                    EXHIBIT 99.1

           RAZORFISH ANNOUNCES FIRST QUARTER 2001 FINANCIAL RESULTS
                    NEW CEO, JEAN-PHILIPPE MAHEU APPOINTED


New York - May 3, 2001 - Razorfish, Inc. (NASDAQ: RAZF), a global digital solutions provider, today reported its results for the quarter ended March 31, 2001 and announced that Jean-Philippe Maheu, former Chief Operating Officer has been promoted to the role of Chief Executive Officer.

For the first quarter 2001, revenues were $42.7 million, which compares to $50.1 million in the fourth quarter 2000. Pro forma net loss (before amortization of intangibles and non-recurring expenses) for the first quarter 2001 was ($6.6 million) or ($0.07) per share, which compares to pro forma net loss of ($19.8 million) or ($.20) per share in the fourth quarter 2000 and pro forma net income of $6.5 million or $0.07 per share for the first quarter 2000.

"Our primary goal is to manage our return to profitable operations and positive cash flow while successfully serving the expectations of our clients, shareholders and employees," said Mr.Maheu, Chief Executive Officer of Razorfish. "These financial results reflect this direction and we continue to gain traction with new and current clients, including Cisco, Ford, and Natwest and we are beginning to see the benefits of our cost reduction efforts."

Razorfish also announced that Jeff Dachis has decided not to continue as Chief Executive Officer of Razorfish. The board has appointed Jean-Philippe Maheu as Chief Executive Officer effective immediately. Mr. Maheu has also become a member of Razorfish's board of directors. In addition, Razorfish announced that Craig Kanarick has determined not to continue his role as Chief Strategy Officer of Razorfish. Both Mr. Dachis and Mr. Kanarick will remain Co-Chairmen of the board of directors of Razorfish.

"After much examination and discussion with the Board, I am confident that this leadership change is in the best interest of Razorfish," said Jeff Dachis. "I am proud of what Craig and I founded over six years ago and I have total confidence in Jean-Philippe's demonstrated ability to lead the company to long-term success."
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"I would like to recognize Jeff and Craig for being industry pioneers and visionairies, for their relentless passion and commitment to making Razorfish an international digital services company and for their leadership for over the past six years," said Jean-Philippe Maheu.


Conference Call

To access the earnings release conference call over the Internet, please log on to www.razorfish.com under "Investor" or www.vcall.com on Thursday, May 03, 2001
   -----------------                     -------------
at 5:30 p.m. Eastern Time. It is advised that you log on at least fifteen minutes prior to the call to register, download, and install any necessary audio software. A rebroadcast of the call will be archived at www.razorfish.com under
                                                         -----------------
"Investor" or at www.vcall.com.
                 -------------


About Razorfish:

Founded in 1995, Razorfish is a global digital solutions provider. Razorfish helps clients discover, create, and implement business solutions by leveraging digital technologies across platforms, networks, and devices. From business and brand strategy to system integration, Razorfish provides clients with opportunities to increase revenues, enhance productivity, and maximize competitive advantage. Razorfish is headquartered in New York and has offices in Amsterdam, Cambridge, Frankfurt, Hamburg, Helsinki, Los Angeles, London, Milan, Munich, New York, Oslo, San Francisco, Silicon Valley, Stockholm, and Tokyo. Recent Razorfish clients include Ford, NatWest, Nissan-Europe, and Charles Schwab. For more information visit: www.razorfish.com.

Forward-Looking Statement Disclaimer
Safe Harbor Statements under the Private Securities Litigation Reform Act of
1995

This release contains, in addition to historical information, forward-looking statements, including, but not limited to, the results of operations for the quarter ended March 31, 2001. We use words like "anticipates", "believes", "plans", "targets", "intends", "expects", "future" and similar expressions to identify forward looking statements. Forward-looking statements are subject by their nature to risks and uncertainties, and actual results could differ materially from those set forth in the forward-looking statements. Typical risks and uncertainties include, but are not limited to, those related to the number and size of projects completed in a given period, integration of acquisitions, international and domestic economic conditions including, without limitation, interest rate and currency exchange rate fluctuations, changes in competition, and other factors described from time to time in Razorfish's reports filed with the Securities Exchange Commission. In addition, we draw your attention to the risk factors identified by Razorfish's 2000 Form 10-K filed with the Securities Exchange Commission on April 02, 2001. Any forward-looking statements are made pursuant to the Private Securities Litigation Reform Act of 1995 and, as such, speak only as of the date made. The Company is not undertaking to update any information in the foregoing reports until the effective date of its future reports required by the securities laws.


                                    #  #  #


Investor Relations Contact:             Media Contacts:

Courtney Campbell                       Pam Gentry
212.798.6556                            415.332.2081, ext. 302
ccampbell@razorfish.com                 pam@gentrycommunications.com
-----------------------                 ----------------------------

                                        Alev de Costa
                                        212.352.4510
                                        adecosta@kb.com
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
               Razorfish, Inc.

-----------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME
-----------------------------------------------
(in thousands, except per share amounts)                             Three Months Ended
(unaudited)                                                               March 31
                                                              --------------------------------
                                                                  2000              2001
                                                              --------------------------------
Revenues                                                          $ 64,116           $ 42,660
Project personnel                                                   29,863             28,857
                                                                  --------           --------
        Gross profit                                                34,253             13,803
   Sales and marketing                                               4,080              4,652
   General and administrative                                       20,381             20,508
                                                                  --------           --------
        Total ordinary operating expenses                           24,461             25,160
                                                                  --------           --------
Income from ordinary operations                                      9,792            (11,357)
Restructuring Charges                                                    -             12,777
Amortization of intangibles                                          1,986                937
                                                                  --------           --------
Income from operations                                               7,806            (25,071)
Other income, net                                                    1,006                313
                                                                  --------           --------
        Income before income taxes                                   8,812            (24,758)
Provision for income taxes                                           4,319                140
                                                                  --------           --------
        Net income (loss)                                         $  4,493           $(24,898)
                                                                  ========           ========

Net income per share
   Basic                                                          $   0.05           $  (0.25)
   Diluted                                                        $   0.05           $  (0.25)

Weighted average shares outstanding
   Basic                                                            91,027             97,706
   Diluted                                                          99,537             97,706


Pro forma data: (a)

Income before income taxes                                        $  8,812           $(24,758)
Restructuring Charges                                                    -             12,777
Amortization of intangibles                                          1,986                937
                                                                  --------           --------
Pro forma income before income taxes                                10,798            (11,044)
Pro forma provision for income taxes                                 4,319             (4,418)
                                                                  --------           --------
        Pro forma net income (loss)                               $  6,479           $ (6,626)
                                                                  --------           --------

Pro forma net income per share                                    $   0.07           $  (0.07)

Weighted average shares outstanding                                 99,537             97,706

 (a) Pro forma data excludes restructuring charges and amortization of intangibles. The pro forma provision for income taxes is calculated using a 40% tax rate. This data does not purport to be prepared in accordance with Generally Accepted Accounting Principles.

-----------------------------------------------
CONDENSED CONSOLIDATED BALANCE SHEETS
-----------------------------------------------
(in thousands)
(unaudited)                                                   December 31,        March 31,
                                                                  2000              2001
                                                              -------------     -------------
ASSETS
Current assets
   Cash, cash equivalents, and short-term investments             $ 51,483           $ 30,337
   Accounts and unbilled receivables                                45,212             39,038
   Other current assets                                              5,560              5,257
                                                              -------------     --------------
        Total current assets                                       102,255             74,632

Net fixed assets                                                    30,901             30,473
Other assets                                                        71,799             70,875
                                                              -------------     --------------
        Total assets                                             $ 204,955          $ 175,980
                                                              =============     ==============

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
   Accounts payable and accrued expenses                            31,843             29,448
   Deferred revenues                                                 1,928              3,153
                                                              -------------     --------------
        Total current liabilities                                   33,771             32,601

Long-term obligations                                                2,033              1,588
                                                              -------------     --------------
        Total liabilities                                           35,804             34,189

Stockholders' equity                                               169,151            141,791
                                                              -------------     --------------
        Total liabilities and stockholders' equity               $ 204,955          $ 175,980
                                                              =============     ==============